Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman czimmerman@stradley.com (202) 419-8402	May 7, 2018

VIA EDGAR

Lisa Larkin, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: NexPoint Healthcare Opportunities Fund (the “Fund”)

   File Nos. 333-209932; 811-23144

Dear Ms. Larkin:

On behalf of the NexPoint Healthcare Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 3 (“Amendment 3”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

Amendment 3 is being filed in response to the oral comments of the Commission’s staff (the “Staff”) provided on March 27, 2018 by Ms. Larkin to Christopher J. Zimmerman of Stradley Ronon Stevens & Young, LLP. References to page numbers (other than in headings taken from the Staff’s comments) are to pages of the Prospectus (the “Prospectus”), as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Comments from Ms. Larkin

1.	Please consider the guidelines set forth in IM Guidance Update No. 2016-06 (“IM No. 2016-06”) and update the disclosures on pages 68 through 72 of the Prospectus, if necessary.

Response: The Fund has reviewed its disclosure regarding sales loads in light of IM No. 2016-06. The Fund confirms that there are no variations to sales loads that would apply uniformly to investors that purchase Fund shares through a single intermediary (or category of multiple intermediaries).

May 7, 2018

2.	Please execute new powers of attorney (“POAs”) in light of the change from Brian Mitts to Frank Waterhouse as Attorney-in-Fact, or explain in correspondence why new POAs are not necessary.

Response: The POA executed on March 22, 2016, on behalf of Dr. Bob Froehlich, John W. Honis, Timothy K. Hui, Ethan Powell and Bryan A. Ward, appoints each of James Dondero, Brian Mitts, and Frank Waterhouse (with full power to each of them to act alone) as Attorney-in-Fact. As such, the Fund believes that a new POA, at this time, is not necessary for the above-named individuals.

In addition, please note that an additional POA has been filed with Amendment 3 on behalf of Dustin Norris that appoints each of James Dondero, Frank Waterhouse and Clifford Stoops (with full power to each of them to act alone) as Attorney-in-Fact.

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If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Christopher J. Zimmerman, Esq.
Christopher J. Zimmerman, Esq.

cc: Eric Purple